Exhibit 99.5

DIGIHOST TECHNOLOGY INC. ANNOUNCES CLOSING OF PRIVATE PLACEMENT AND COMPLETION OF REVERSE TAKEOVER TRANSACTION

Vancouver, BC – February 14, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce the completion of its reverse takeover transaction (the “RTO Transaction”) previously announced by news release on March 28, 2019, between Digihost International, Inc. (“Old Digihost”) and HashChain Technology Inc. (“HashChain”) and the closing of the previously announced non-brokered private placement (the “Financing”) of Old Digihost.

RTO Transaction

In connection with completion of the RTO Transaction, HashChain has changed its name to “Digihost Technology Inc.” and reclassified its common shares as subordinate voting shares (“Digihost SV Shares”), entitling holders of Digihost SV Shares to one (1) vote per Digihost SV Share on matters to be voted on by shareholders, in addition to amending its notice of articles to allow for the issuance of proportionate voting shares (the “Digihost PV Shares”). Each Digihost PV Share is convertible into two-hundred (200) Digihost SV Shares at the option of the holder. Holders of Digihost PV Shares will be entitled to one vote in respect of each Digihost SV Share into which the Digihost PV Shares may be converted.

Former shareholders of Old Digihost and HashChain are now shareholders of Digihost. Immediately prior to the completion of the RTO Transaction, HashChain completed a consolidation of all of its issued and outstanding common shares on the basis of forty (40) common shares for one (1) new common share.

Immediately prior to completion of the RTO Transaction, Old Digihost issued 164,000 Old Digihost Shares (the “Digihost Asset Shares”) in consideration for the purchase of certain assets. Pursuant to the RTO Transaction, holders of Digihost Asset Shares received approximately 181.83 Digihost SV Shares in exchange for each Digihost Asset Share, and holders of common shares of each of HashChain (on a post-consolidation basis) and Old Digihost received one (1) Digihost SV Share in exchange for each common share of HashChain and Old Digihost, as applicable. Michel Amar, the CEO and a director of Digihost, received 10,000 Digihost PV Shares in exchange for 2,000,000 common shares of Old Digihost. Additionally, directors, officers and consultants of Digihost were granted a total of 1,875,000 options to purchase Digihost SV Shares (the “Digihost Options”), with each Digihost Option exercisable for a Digihost SV Share at a price of C$0.96 and expiring five (5) years from the date of grant.

Holders of warrants of Old Digihost, including all securities issued pursuant to the Financing (as described below), received one (1) equivalent convertible security to purchase Digihost SV Shares in exchange for each Old Digihost common share purchase warrant (“Digihost SV Warrants”). As a result of the RTO and the Financing, there are now 40,073,661 Digihost SV Shares, 10,000 Digihost PV Shares, 856,160 Digihost SV Warrants and 1,875,000 Digihost Options issued and outstanding in the capital of the Company.

A total of 13,102,657 Digihost SV Shares, 10,000 Digihost PV Shares, 110,575 Digihost Warrants and 1,725,000 Digihost Options issued to insiders and consultants of the Company are escrowed in accordance with a TSXV Tier 2 Surplus escrow agreement and will be released incrementally over a 36-month period. 16,937,093 Digihost SV Shares issued to former Old Digihost shareholders and insiders of HashChain are escrowed as a TSXV Tier 2 Value escrow agreement and will also be released incrementally over a 36-month period.

Digihost will carry on the business of HashChain as a Tier 2 technology issuer and the Digihost SV Shares will be listed for trading on the TSXV on or after February 20, 2020.

Management and Board of Directors

After completion of the RTO Transaction, the Company’s board of directors includes Michel Amar (Chairman and CEO), Alec Amar (President), Adam Rossman, Jon Williams, Manish Z. Kshatriya, Gerard Rotonda, Gerard Guez, Donald H. Christie and Geoffrey Browne. Cindy Davis is the CFO and Corporate Secretary.

Further details related to the RTO Transaction, directors and management of the Company are contained in the information circular prepared for shareholders of HashChain, dated November 29, 2019 and filed on SEDAR at www.sedar.com

Private Placement Closing

Immediately prior to completion of the RTO Transaction, Digihost completed its Financing for aggregate gross proceeds of C$5,395,325.52, consisting of the sale of 5,481,912 common share subscription receipts (the “Common Share Subscription Receipts”) at a price of C$0.96, with each Common Share Subscription Receipt exchangeable for one common share (each, an “Old Digihost Share”) of Old Digihost, and 110,575 unit subscription receipts (the “Unit Subscription Receipts” and together with the Common Share Subscription Receipts, the “Subscription Receipts”) at a price of C$1.20 per Unit Subscription Receipt, with each Unit Subscription Receipt exchangeable for one unit (each, an “Old Digihost Unit”). Each Old Digihost Unit consisted of one Old Digihost Common Share and one common share purchase warrant (each, an “Old Digihost Warrant”) of Old Digihost. The Old Digihost Warrants which have been exchanged for equivalent securities of Digihost entitled the holder thereof to acquire one Old Digihost Share at a price of C$1.75 for a period of 18 months following the conversion of the Unit Subscription Receipts.

Each Subscription Receipt was automatically converted, without payment of additional consideration, into one Old Digihost Share or one Unit, as applicable, upon satisfaction of the conditions precedent to the RTO Transaction. Subsequent to the conversion of the Subscription Receipts, the Old Digihost Shares and Old Digihost Warrants issued pursuant to the Financing were exchanged for equivalent Digihost SV Shares and Digihost SV Warrants, respectively, on a 1:1 basis.

The securities issued pursuant to the Financing were subject to a four-month and one day hold period. After completion of the RTO Transaction, the securities of Digihost issued in exchange for Old Digihost securities offered pursuant to the Financing (including securities issuable thereunder) are free of trading restrictions, subject to TSXV escrow requirements, applicable U.S. securities laws and lock-up agreements entered into between purchasers of Subscription Receipts and Old Digihost.

The net proceeds of the Financing will be used by Digihost to purchase cryptocurrency mining equipment, carry on the business and operations of HashChain and for general corporate purposes.

The securities offered pursuant to the Financing have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

TSXV Approval

The RTO Transaction remains subject to final approval by the TSXV and fulfillment of all of the requirements of the TSXV in order to obtain such approval including, among other things, submission and acceptance of all documents requested by the TSXV in its conditional acceptance letter and payment of all outstanding fees to the TSXV.

Additional Information

For further information, please contact:

Digihost Technology Inc.
Alec Amar, President and Director

T: 917-242-6549

Angie Ihler, Media Inquiries

T: 917-242-6549

Cautionary Statements:

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the completion and terms and conditions of the RTO Transaction and Financing, trading of the Company’s shares and development of its business and operations. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; and the delay or failure to receive board, shareholder, court or regulatory approvals. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. Except as required by law, the Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) has in any way passed upon the merits of the Proposed Transaction and associated transactions and neither of the foregoing entities has in any way approved or disapproved of the contents of this press release.